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                           May 1, 2024

       Peter Smith
       Chief Executive Officer
       Aviat Networks, Inc.
       200 Parker Drive, Suite C100A
       Austin, TX 78728

                                                        Re: Aviat Networks,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 30,
2024
                                                            File No. 333-279014

       Dear Peter Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at 202-551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Katherine Terrell Frank